FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC ANNOUNCES RESULTS OF ITS TENDER OFFERS FOR SIX SERIES OF NOTES

HSBC Holdings plc (the 'Company,' 'we' or 'us') today announces the results of its previously announced six separate offers to purchase for cash any and all of the outstanding series of notes listed in the table below. We refer to the outstanding notes listed in the table below collectively as the 'Notes' and separately as a 'series' of Notes. We refer to each offer to purchase a series of Notes as an 'Offer', and collectively as the 'Offers.'

The Offers were made upon the terms and were subject to the conditions set forth in the Offer to Purchase dated September 15, 2020 relating to the Notes (the 'Offer to Purchase') and the related notice of guaranteed delivery (together with the Offer to Purchase, the 'Offer Documents'), including the Financing Condition (as defined in the Offer Documents). The Offer Documents are available at the following link: https://www.gbsc-usa.com/hsbc/.

The Offers expired at 5:00pm (New York City time) on September 22, 2020 (the 'Expiration Date'). References to '$' are to U.S. dollars.

Acceptance Priority Level	Title of Notes	CUSIP	Maturity Date	Principal Amount Outstanding	Principal Amount Tendered(1)	Principal Amount Accepted(1)	Aggregate Consideration(2)
1	2.950% Senior Unsecured Notes due May 2021	404280AY5	May 25, 2021	$2,500,000,000	$958,875,000	$958,875,000	$975,914,208.75
2	Floating Rate Senior Unsecured Notes due May 2021	404280AZ2	May 25, 2021	$1,000,000,000	$414,682,000	$414,682,000	$419,226,914.72
3	4.000% Senior Unsecured Notes due March 2022	404280AN9	March 30, 2022	$2,000,000,000	$999,053,000	$0.00	$0.00
4	3.400% Senior Unsecured Notes due March 2021	404280AV1	March 8, 2021	$1,032,090,000	$53,601,000	$53,601,000	$54,373,390.41
5	5.100% Senior Unsecured Notes due April 2021	404280AK5	April 5, 2021	$907,191,000	$58,637,000	$58,637,000	$60,142,798.16
6	Floating Rate Senior Unsecured Notes due March 2021	404280AX7	March 8, 2021	$707,841,000	$196,306,000	$196,306,000	$198,290,653.66
						Total Consideration	$1,707,947,965.70

(1) These amounts include the principal amount of Notes for which holders have complied with the Guaranteed Delivery Procedures (as defined in the Offer Documents). Such amounts remain subject to the Guaranteed Delivery Procedures. Notes tendered pursuant to the Guaranteed Delivery Procedures are required to be tendered at or prior to 5:00pm (New York City time) on September 24, 2020, unless extended or earlier terminated in respect of an Offer by the Company in its sole discretion (such date with respect to an Offer, as the same may be extended, the 'Guaranteed Delivery Date').

(2) These amounts do not include Accrued Interest (as defined below).

The Company was advised by the Information Agent (as defined below), that as of the Expiration Time, the aggregate principal amount of each series of Notes specified in the table above were validly tendered and not validly withdrawn. The table above provides the aggregate principal amount of each series of Notes that the Company has accepted in the Offers on the terms and subject to the conditions set forth in the Offer Documents (including satisfaction of the Guaranteed Delivery Procedures).

The Company's obligation to complete an Offer with respect to a particular series of Notes was conditioned on satisfaction of the Financing Condition (as defined in the Offer Documents). On September 16, 2020, the Company announced that the 'Total Available Amount' for purposes of the Financing Condition is $2,000,000,000.

The Company announces that the Financing Condition has been satisfied with respect to the series of Notes with an 'Acceptance Priority Level' (as set forth in the table above) of 1, 2, 4, 5 and 6.  Because the Total Available Amount is insufficient to fund any and all of the Notes of the series with Acceptance Priority Level 3 that have been validly tendered and not validly withdrawn (after taking into account Notes of each series accepted for purchase with a higher Acceptance Priority Level), no series of Notes with Acceptance Priority Level 3 will be accepted for purchase. Accordingly, only series of Notes with an Acceptance Priority Level of 1, 2, 4, 5 and 6 validly tendered (including Notes for which holders have complied with the Guaranteed Delivery Procedures) at or prior to the Expiration Time and not validly withdrawn at or prior to the Withdrawal Date have been accepted for purchase.

Payment of the applicable Consideration (as defined in the Offer to Purchase) for all Notes validly tendered and accepted by us pursuant to the Offers will be made on September 25, 2020 (the 'Settlement Date'). In addition to the Consideration, holders whose Notes of a given series are accepted for purchase will also be paid a cash amount equal to the accrued and unpaid interest on such Notes from, and including, the last interest payment date for such Notes to, but not including, the Settlement Date, rounded to the nearest cent (such amount in respect of a series of Notes, 'Accrued Interest'). Accrued Interest will be payable on the Settlement Date. For the avoidance of doubt, interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable to holders because of any delay on the part of Global Bondholder Services Corporation, as depositary, The Depository Trust Company ('DTC') or any other party in the transmission of funds to holders.

All Notes accepted in the Offers will be cancelled and retired, and will no longer remain outstanding obligations of the Company.

The Company retained HSBC Bank plc as Dealer Manager for the Offers (the 'Dealer Manager'). Questions and requests for assistance related to the Offers may be directed to the Dealer Manager at UK: +44 (0)20 7992 6237, US: +1 (212) 525-5552 (Collect) or +1 (888) HSBC-4LM (Toll Free), or by email at liability.management@hsbcib.com.

Global Bondholder Services Corporation is acting as the information agent (the 'Information Agent'). Questions or requests for assistance related to the Offers or for additional copies of the Offer Documents may be directed to the Information Agent at (866) 470-4300 (toll free) or (212) 430-3774 (banks and brokers). You may also contact your broker, dealer, custodian bank, trust company or other nominee for assistance concerning the Offers.

This announcement is for informational purposes only and does not constitute an offer to purchase or sell, or a solicitation of an offer to purchase or sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

United Kingdom. This communication and any other documents or materials relating to the Offers are not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the 'Financial Promotion Order')), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of HSBC Holdings, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as 'Relevant Persons') and the transactions contemplated by the Offer to Purchase were available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on this communication or any of its contents.

Belgium. Neither this communication nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority ('Autorité des services et marches financiers / Autoriteit financiële diensten en markten') and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the 'Belgian Takeover Law') as amended or replaced from time to time. Accordingly, the Offers were not advertised and the Offers were not extended, and neither this communication nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to 'qualified investors' in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law. This communication has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this communication may not be used for any other purpose or disclosed to any other person in Belgium.

Italy. None of the Offers, this communication or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ('CONSOB') pursuant to Italian laws and regulations. The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the 'Financial Services Act') and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender the Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

Hong Kong. This communication and any other documents or materials relating to the Offers and/or the debt securities is not being made in Hong Kong, by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the 'CWUMPO'), or (ii) to 'professional investors' as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the 'SFO') and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a 'prospectus' as defined in the CWUMPO.

No invitation, advertisement or document relating to the Offers and/or the Notes has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offers and/or the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to 'professional investors' as defined in the SFO and any rules made thereunder.

Canada. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement. Where the Dealer Manager or any affiliate thereof is a registered dealer or able to rely on an exemption from the requirement to be registered in such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager, or such affiliate, on behalf of the relevant company in that jurisdiction.

France. None of the Offers were made, directly or indirectly, to the public in the Republic of France ('France'). This communication and any other document or material relating to the Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, were eligible to participate in the Offer. This communication has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Cautionary Statement Regarding Forward-Looking Statements

In this communication the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'believes,' 'expects,' 'estimate,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Risk Factors' in our Offer to Purchase. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

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Investor enquiries to:

Greg Case                            +44 (0) 20 7992 3825                         investorrelations@hsbc.com

Media enquiries to:

Ankit Patel                             +44 (0) 20 7991 9813                         ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,923bn at 30 June 2020, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 23 September 2020